Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     OPTI Canada Inc. Files Year End Oil and Gas Disclosure and Amended
     Financial Statements

     TSX: OPC

     CALGARY, March 24 /CNW/ - OPTI Canada Inc. (OPTI) has filed with Canadian securities authorities its Annual Information Form for the year ended December
31, 2008, including disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101. Copies of the filed documents may be obtained through www.sedar.com or directly from OPTI.
     In addition, on March 17, 2009, OPTI re-filed its Annual Financial
Statements for the year ended December 31, 2008, upon identification that the same document previously filed February 25, 2009, contained an error.
Specifically, in the "amounts capitalized" table in Note 4: "Property plant and equipment" was improperly disclosed for the year 2008 and inception to date, for the following line items only: revenue, operating costs and foreign exchange hedging instruments gain (loss). There are no other changes required and the revision does not impact the balance sheet, the statements of loss, comprehensive loss and deficit, the statement of cash flow or the audit opinion.

     About OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary
OrCrude(TM) process. Our first project, Phase 1 of Long Lake, consists of
72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The upgrader uses the
OrCrude(TM) process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect
PSC(TM) to sell at a price similar to West Texas Intermediate (WTI) crude oil.
The Long Lake Project is being operated in a joint venture with Nexen Inc.
OPTI holds a 35 percent working interest in the joint venture. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.
     Additional information regarding the Long Lake Project is available at
http://www.longlake.ca.

     Forward-Looking Statements

     Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies;
the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "intends," "anticipate," "estimate," "expect,"
"potential," "could," "plan" or similar words suggesting future outcomes.
Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

     %CIK: 0001177446

     /For further information: Alison Trollope, Investor Relations Manager,
(403) 218-4705; OPTI Canada Inc., Suite 2100, 555 - 4th Ave. S.W., Calgary,
Alberta, Canada, T2P 3E7/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 20:46e 24-MAR-09